Exhibit 4: Organizational Structure


HR Ratings
Ownership structure
Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**


Board of Directors
Head of Compliance
Chairman of the Board
Vice Chairman of the Board
CEO
External Financial Advisors
Chief Credit and Economic Analysis Officer
Deputy Chief Economic Analysis Officer
Head of Business Development
Treasury and AP Sr. Executive Director
Human Resources and Material Resources Sr. Excecutive Director
US Business Development Executive Director
Business Development Executive Director
IT Director
BD Director
Public Finance and Sovereign Debt Director
Public Finance and Infrastructure Sr. Executive Director
Corporates / ABS Sr. Executive Director
Financial Institutions / ABS Sr. Executive Director
Financial Institutions / ABS Sr. Executive Director
Sustainable Impact Director
Compliance Associate Director
Human Resources Associate Director
IT Associate Director
BD Associate Director
Operations Associate Director
IT Manager
Public Finance and Sovereign Debt Manager
PF Manager
Infrastructure Manager
2 Corporates / ABS Managers
Financial Institutions / ABS Manager
IT Sr. Associate
Operations Sr. Associate
Public Finance and Sovereign Debt Sr. Associate
2 EASD Sr. Associate
2 FI Sr. Associate
Metodological Criteria Sr. Associate
Logistics Associate
2 HR Associate
Communications Associate
PF Associate
2 Corporates Associate
FI Associate
2 Compliance Sr. Analyst
Accounting Sr. Analyst
2 Treasury and AP Sr. Analyst
HR Sr. Analyst
IT Sr. Analyst
BD Sr. Analyst
Internal Lawyer
2 Operations Sr. Analyst
3 PF Sr. Analyst
2 PF Sr. Analysts
Sustainable Impact Sr. Analyst
6 Corporates Sr. Analyst
8 FI Sr. Analyst
2 Compliance Analyst
Accounting Analyst
2 Treasury and AP Analyst
IT Analyst
2 Data Analyst
BD Analyst
2 Operations Analyst
Style Editor
3 PF Analyst
Infrastructure Analyst
3 Corporates Analyst
6 US Corporates Analyst 3 vacancy
8 FI Analyst
C. of the Board Assistant
Receptionist
Corporates Intern
FI Intern
Analysis and Compliance Directors Assistant
CEO Assistant V. C. of the Board Assistant
2 Logistics
4 Cleaning Staff 15 Security Staff Logistics

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